UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Mail Stop 3030

July 24, 2017

Via E-mail

Roger Ponder

Chief Executive Officer

Mantra Venture Group Ltd.

#1562 128th Street

Surrey, British Columbia, Canada V4A 3T7

Re:	Mantra Venture Group Ltd.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed July 18, 2017 File No. 000-53461

Dear Mr. Ponder:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 1, page 2

1.	Revise to address the potential dilutive and anti-takeover effects of the amendment.

2.	Address whether your Board has any plans to designate a class of preferred stock. Also, tell us whether you have any plans, arrangements or understandings regarding the issuance of any preferred stock that the Board may designate. See Schedule 14A Items 11 and 13.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso
Russell Mancuso
Branch Chief Office of Electronics and Machinery

cc:	Gene Levin, Esq.
Pryor Cashman LLP

BY EDGAR

July 31, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Mail Stop 4546

Washington, D.C. 20549

Attn:	Geoff Kruczek

Re:	Mantra Venture Group Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed May 25, 2017
File No. 000-53461

Dear Mr. Kruczek:

On behalf of our client, Mantra Venture Group Ltd., a British Columbia corporation (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated July 24, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company relating to Preliminary Proxy Statement on Schedule 14A that the Company filed with the Commission on May 25, 2017 (File No. 000-53461) (the “Proxy Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Proposal 1, page 1

1.	Revise to address the potential dilutive and anti-takeover effects of the amendment.

Response

In response to the Staff’s comments, the Company has amended the Proxy Statement to address the potential dilutive and anti-takeover effects of the amendment.

2.	Address whether your Board has any plans to designate a class of preferred stock. Also, tell us whether you have any plans, arrangements or understandings regarding the issuance of any preferred stock that the Board may designate. See Schedule 14A Items 11 and 13.

Response

In response to the Staff’s comments, the Company has amended the Proxy Statement to reflect the terms of a class of Preferred Stock to be issued following the authorization of the proposed amendment to the Company’s Articles, as required by Schedule 14A Item 11. With respect to Schedule 14A Item 13, the Company has noted in the amended Proxy Statement that the material required thereby is available in the Company’s annual report for the year ended May 31, 2016 filed on Form 10-K, as supplemented by quarterly reports on Form 10-Q with respect to each fiscal quarter through February 28, 2017.

If you have any further questions or comments, or would like to discuss this response letter or the amended Proxy Statement, please feel free to call me at (212) 326-0820.

Sincerely,

/s/ M. Ali Panjwani
M. Ali Panjwani
Pryor Cashman LLP

cc:	Larry Sands, Mantra Venture Group Ltd.
Gene Levin, Pryor Cashman LLP